UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Comisión Nacional del Mercado de Valores

Edison, 4

28006  — Madrid

September, 22, 2014

Abengoa, S.A. (the “Company”), in compliance with the provisions of article 82 of Act 24/1988, of 28 July, on the Securities Market (“Ley del Mercado de Valores”), hereby notifies the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”) the following

Relevant Fact

Abengoa announces the launch of an issuance of green high yield bonds (“Green Bond”) for an amount equivalent to 500 million euros:

•      Green Bonds are planned to be issued in EUR and USD up to an amount equivalent to 500 million euros.

•      Represents the first Green Bond issue by Abengoa and the first European high yield green bond of this kind

Abengoa Greenfield, S.A., a subsidiary of Abengoa S.A., is the issuer of the Green Bond,  maturing in 2019 and with final tranching to be determined (“the Notes”). The Notes will be guaranteed by the Company and several of the Company’s subsidiaries.

The Green Bond will be offered to eligible traditional high yield investors as well as dedicated Socially Responsible Investments buyers, who have a specific mandate or portfolio for buying green bonds, and in each case who are qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or non-U.S. persons in accordance with Regulation S under the Securities Act. The Securities offered will not be or have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The sustainability credentials of the Green Bond have been assessed by Vigeo, the leading European expert in the assessment of companies and organizations with regard to their practices and performance on environmental, social and governance issues.

The Company expects to use the net proceeds to finance, in whole or in part, Eligible Green Projects that meet certain environmental, social and governance (“ESG”) criteria set by Abengoa and Vigeo until the long-term funds associated to those projects are obtained. The ESG criteria is available on Abengoa’s website in the Corporate Social Responsibility section.

The transaction is aimed at financing Abengoa’s existing and future eligible green energy projects which promote sustainability, whilst optimizing financial costs and diversifying sources of funding.

Daniel Alaminos Echarri

General Secretary

The information contained herein is not for publication or distribution, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law, and does not constitute an offer to sell, or solicitation of an offer to buy, securities.

The Notes and the related guarantees referred to herein have not been registered under the U.S. Securities Act of 1933, as amended. The Notes and the related guarantees may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, or in any other jurisdiction other than in compliance with the laws of that jurisdiction. There is no intention to conduct a public offering of securities in the United States. This notice is issued pursuant to Rule 135c of the U.S. Securities Act of 1933, as amended.

The underwriters are acting on behalf of the Company and no one else in connection with the Notes and will not be responsible to any other person for providing the protections afforded to clients of the underwriters or for providing advice in relation to the Notes.

This notice and any other documents or materials relating to the issue of the Notes are for distribution within the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within article 19(5) of the financial services and markets act 2000 (the “FSMA”) (financial promotion) order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the Notes are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice an any other documents or materials relating to the issue of the Notes relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 22, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary